

Mail Stop 3561

November 13, 2017

Stamatios Tsantanis
Chief Executive Officer
Seanergy Maritime Holdings Corp.
16 Grigoirou Lambraki Street
166 74 Glyfada
Athens, Greece

Re: **Seanergy Maritime Holdings Corp.**
 Amendment No. 1 to Registration Statement on Form F-1
 Filed November 8, 2017
 File No. 333-221058

Dear Mr. Tsantanis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2017 letter.

General

1. We note your response to our prior comment 1 and reissue. Please specify the number of shares you are offering. In this regard, we note your disclosure on the cover page that appears to provide an estimate of the number of shares you intend to offer and your disclosure on page 8 that does not identify the specific number of shares you are offering.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Gary J. Wolfe, Esq.
Seward & Kissel LLP